UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 27, 2023

Commission File Number: 001-40688

DRAGANFLY INC.

(Name of registrant)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M 0K7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.2 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Draganfly Inc. (File No. 333-271498), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGANFLY INC.

Date: October 27, 2023	By:	/s/ Paul Sun
Name: Paul Sun
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release dated October 26, 2023.

99.2	Underwriting Agreement dated October 26, 2023.